Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-132936-14 August 1, 2008

STRUCTURED PRODUCTS

Currency Linked Principal Protected Notes (ProNotes®) ¡ Linked to a Basket of Exchange Rates ¡ Due March 2, 2011 | 100% Protection | 225% Participation

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse has filed a registration statement (including preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the pricing supplement NO. I3 subject to completion dated July 31, 2008, prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Risk Considerations” section herein and the “Risk Factors” section of the pricing supplement and prospectus supplement, which set forth a number of risks related to the securities.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at:
http://sec.gov/Archives/edgar/data/1053092/000104746908008628/a2187100z424b2.htm

Indicative Terms, July 31, 2008 (Subject to Change)

CS PRONOTES OVERVIEW

Currency Linked ProNotes® (or “ProNotes” or “securities”) allow investors to receive at maturity 100% Principal Protection plus 225% Participation in the performance of a basket of exchange rates.  The return on the securities has no caps, calls or averaging.

INDICATIVE PRODUCT TERMS:

Security Codes:	CUSIP: 22546ECU6/ ISIN: US22546ECU64		Return will equal:
Issuer:	Credit Suisse Nassau Branch (Aa1/AA-)*		Upside Participation * (Final Basket Level - Initial
Distributor:	Credit Suisse Securities (USA) LLC		Basket Level) / Initial Basket Level
Aggregate Amount:	USD TBD
Denomination:	Minimum initial purchase of U.S. $1,000 per Note and integral multiples of U.S. $1,000 thereafter		If the Final Basket Level is < 1.00 the Basket Return will equal zero
Principal Protection:	100.00% at maturity	Redemption Amount at	You will receive a redemption amount in cash at maturity that will equal the principal amount of your
Upside	225%	Maturity:	securities multiplied by the sum of 1 + Basket Return
Participation:
Initial Basket Level:	1.0	RELEVANT DATES:
Final Basket Level:	Closing level of the Underlying Basket on the	Trade Date:	Expected to be August 26, 2008
	Valuation Date	Settlement Date:	Expected to be August 29, 2008
	n: 4	Valuation Date:	February 25, 2011
		Maturity Date:	March 2, 2011, subject to postponement if a market disruption event occurs on the valuation date

	Wi: Weighting (see table below)	* A credit rating is not a recommendation to buy, sell or hold the securities,
	Ii: CCYi/USD foreign exchange rate expressed	and may be subject to revision or withdrawal at any time by the assigning as the number of USD per CCYi 1.00 (see table below) on the applicable fixing source at approximately 11:00 am. New York time on the Trade Date rating agency.  Each credit rating should be evaluated independently of any other credit rating.  Any rating assigned to the securities does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet their obligations.

Fi:    CCYi/USD foreign exchange rate expressed as the number of USD per CCYi 1.00 (see table above) as determined by the Calculation Agent at the corresponding Fixing Time on the Valuation Date.   If no level is published on the Valuation Date, the relevant level shall be determined by the Calculation Agent in a commercially reasonable manner.

Basket Return:	If the Final Basket Level is > 1.00, the Basket

UNDERLYING BASKET:

i	CCYi	Description	Wi	Fixing Source	Fixing Time	Ii
1	BRL	Brazilian Real	25%	“Ask” Price on Bloomberg: BZFXPTAX <CURNCY>	6:00pm, New York	TBD
2	RUB	Russian Ruble	25%	http://www.cme.com/prd/fx/ruble-rate.html	12:30pm, Moscow	TBD
3	AUD	Australian Dollar	25%	Reuters WMRSPOT12 page	4:00pm, London	TBD
4	ZAR	S. African Rand	25%	Reuters WMRSPOT17 page	4:00pm, London	TBD

Credit Suisse · Structured Retail Products · 11 Madison Ave, NY, NY 10010 · 1-888-537-4898 · structured.notes@credit-suisse.com

STRUCTURED PRODUCTS

PRODUCT SNAPSHOT

Who Should Invest in the ProNotes®?:

¡                Investors who are conservatively bullish on the Brazilian Real, Russian Ruble, Australian Dollar, and South African Rand against the US Dollar and are looking to benefit from 100% capital protection and 225% Basket upside over a medium-term time frame.

Hypothetical Upside Scenario:

¡                On the maturity date, the Basket has appreciated and the Basket Return was positive.  In this case, investors will receive back their initial investment plus 225% of the appreciation of the Basket Return.

Hypothetical Downside Scenario:

¡                On the maturity date, the Basket has declined and the Basket Return was negative.  In this case, investors will receive back only their initial investment.

*Hypothetical scenarios are neither indicators nor guarantees of future performance of the Basket or the Securities.  Actual results will vary, perhaps materially, from the hypothetical analysis.

Credit Suisse · Structured Retail Products · 11 Madison Ave, NY, NY 10010 · 1-888-537-4898 · structured.notes@credit-suisse.com

Investment Considerations

A purchase of the ProNotes involves risks.  This section summarizes certain additional risks relating to the ProNotes.  We urge you to read the following information about these risks, together with the information in the preliminary pricing supplement NO. I3 dated July 31, 2008, the product supplement No. 3IIC dated July 8, 2008, the prospectus supplement dated March 24, 2008 and the prospectus dated March 24, 2007.

You may not receive more than the principal amount of your securities at maturity.  If the final basket level is less than or equal to one, you will receive only the principal amount of the securities you hold at maturity.  This is true even if the basket level was greater than one at some time during the life of the securities but later falls to or below one on the valuation date.

The ProNotes do not pay interest.  We will not pay interest on the ProNotes.  Even if the payment at maturity exceeds the principal amount of the ProNotes, you may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities.

Exchange rates may fluctuate over time.  Over the term of the securities, the U.S. dollar exchange rates for the reference currencies may fluctuate significantly and may at all times prior to the valuation date be greater than or less than the relevant rate of exchange on the date the securities are priced for initial sale.

There may be little or no secondary market for the ProNotes.  The ProNotes will not be listed on any securities exchange.  We cannot assure you that a secondary market for the ProNotes will develop.  Credit Suisse Securities (USA) LLC currently intends to make a market in the ProNotes, although it is not required to do so and may stop making a market at any time.  If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

The market price of the ProNotes may be influenced by many unpredictable factors. Many factors, most of which are beyond our control, will influence the value of the ProNotes and the price at which Credit Suisse Securities (USA) LLC may be willing to purchase or sell the ProNotes in the secondary market, including:

•              The current level of the reference currencies.

•              Interest and yield rates in the market.

•              The volatility of the reference currencies.

•                                           Economic, financial, political and regulatory or judicial events that affect the reference currencies or the U.S. dollar or the economies of the originating countries of the reference currencies or the United States.

•              The time remaining to the maturity of the securities.

•              Credit Suisse’s creditworthiness.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity.  The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

@ 2008 Credit Suisse and/or its affiliates.  All rights reserved.

Credit Suisse · Structured Retail Products · 11 Madison Ave, NY, NY 10010 · 1-888-537-4898 · structured.notes@credit-suisse.com